December 13, 2013

VIA EDGAR
John Ganley, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Debt Strategies Fund, Inc. – Request for Withdrawal of Amendment

Dear Mr. Ganley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), BlackRock Debt Strategies Fund, Inc. (the "Registrant") respectfully requests the withdrawal of the amendment, together with all exhibits filed therewith, to its registration statement on Form N-14 (File Nos. 333-190188 and 811-08603) filed with the Securities and Exchange Commission (the "Commission") on December 10, 2013 as an EDGAR submission type "N-14 8-C/A" (Accession No. 0001341004-13-001272) (the "Amendment").

The Registrant is requesting withdrawal of the Amendment because the Registrant’s registration statement on Form N-14 was declared effective on September 10, 2013 and the Amendment was inadvertently filed as a "N-14 8-C/A" which is the EDGAR submission type used to file a pre-effective amendment, instead of being filed as a "POS EX" which is the EDGAR submission type used to file a post-effective amendment.  The Registrant intends to refile the Amendment with the Commission as a "POS EX" concurrent with the filing of this request.

Please direct any questions regarding this matter to Eric Requenez of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Registrant, at 212.735.3742.

Very truly yours,

BLACKROCK DEBT STRATEGIES FUND, INC.

By:	/s/ Janey Ahn
	Name:	Janey Ahn
	Title:	Secretary